September 17,
2019

Matt Bronfman
Chief Executive Officer
Jamestown Atlanta Invest 1, LLC
675 Ponce de Leon Avenue, NE
7th Floor
Atlanta, GA 30308

       Re: Jamestown Atlanta Invest 1, LLC
           Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted August 20, 2019
           CIK No. 0001751158

Dear Mr. Bronfman:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Confidential Draft Submission

What fees and expenses will you pay to our Manager or any of its affiliates?, page ix

1. We note your response to comment 2 of our letter dated May 31, 2019. Please revise your disclosure to clearly state, if true, that you will not directly or indirectly reimburse your manager for fees paid to North Capital Private Securities.
 Matt Bronfman
Jamestown Atlanta Invest 1, LLC
September 17, 2019
Page 2
Market Opportunities
Potential Investments, page 61

2. You anticipate that Property 1 will "produce stable cash flow upon stabilization that may be distributed to shareholders." You also state that the Properties are presented for informational purposes only to demonstrate the types of investments that you seek to make. Given the latter statement, please delete the reference to the cash flow Property 1 may generate, which may be distributed to shareholders.
Plan of Distribution, page 104

3. We note that you will conduct the offering in reliance on the exemption from registration contained in Exchange Act Rule 3a4-1. We also note revised disclosure in Mr. Wilson's biography indicating that he is a registered representative of North Capital Private
      Securities and has FINRA Series 7 and 63 registrations. Please advise if Mr. Wilson will rely on Rule 3a4-1, and if so, how he fits within paragraph (a)(3). Consent, page X-11

4. We note that there is an inconsistency between the audit report date within your auditors'
      report and the audit report date within the auditors' consent. Please address accordingly.
Exhibits

5. We note your response to comment 9 of our letter. We reissue our comment. Please revise your Form of Subscription Agreement to remove the reference to an investor understanding and being fully cognizant of the risk factors. Please also remove the acknowledgement as to conflicts of interest, and the waiver of any claim with respect to such conflicts of interest. Refer to paragraphs 3.7 and 3.20.
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Kim Mcmanus at 202-551-3215with any other questions.



                                                           Sincerely,

FirstName LastNameMatt Bronfman                            Division of
Corporation Finance
                                                           Office of Real
Estate and
Comapany NameJamestown Atlanta Invest 1, LLC
                                                           Commodities
September 17, 2019 Page 2
cc:       C. Spencer Johnson III, Esq.
FirstName LastName